May 26, 2023

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Trade & Services

100 F Street N.E.

Washington, D.C. 20549

Attention: Jennie Beysolow and Erin Jaskot

Re:	Comment Letter dated May 17, 2023

regarding GEN Restaurant Group, Inc.

Amendment No. 4 to Draft Registration Statement on Form S-1

Submitted April 19, 2023

File No. 377-05692

Dear Ms. Beysolow and Ms. Jaskot:

GEN Restaurant Group, Inc. (the “Company”, “we” or “our”) is in receipt of the above-captioned comment letter regarding Amendment No. 4 to the Company’s Draft Registration Statement on Form S-1 (File No. 377-05692) submitted to the Securities and Exchange Commission (the “Commission”) on April 19, 2023. We have endeavored to respond fully to each of your comments and questions. For your convenience, this letter is formatted to reproduce your numbered comments in bold italicized text. We have publicly filed a Registration Statement on Form S-1 (the “Registration Statement”) with the Commission today.

Amendment No. 4 to Draft Registration Statement on Form S-1 Submitted April 19, 2023

Prospectus Summary

Our Performance, page 4

1.

We note your disclosure here and on pages 5 and 91 of “Average Net Build-Out Costs of approximately $1.8 million for new units opened since 2018.” Please tell us why you are using Average Net Build-Out Costs since 2018, as opposed to a more recent period, and why this is important or provides a better comparison in evaluating your target average Net Build-Out Costs of $3.0 million going forward.

Response:

We note the Staff’s comment, and in response thereto, have revised the disclosures on pages 4, 6, 22, 93 and 95 of the Registration Statement to include the additional information requested by the Staff.

We have experienced and continue to experience inflationary conditions... page 18

2.

You disclose that in 2021 and 2022, the costs of commodities, labor, energy and other inputs necessary to operate your restaurants significantly increased, and you expect these pressures to continue to impact your business in 2023. Please revise your disclosure here to quantify the impact of inflation and provide year-over-year comparisons of this impact so that investors understand the nature and extent of the impact. Please provide further detail regarding your attempts to offset cost pressures through price increases, and indicate whether such price increases have been successful.

Response:

We note the Staff’s comment, and in response thereto, have revised the disclosure on page 18 of the Registration Statement to include the additional information requested by the Staff.

Use of Proceeds, page 61

3.

To the extent that you will use proceeds of the offering to pay off the $8.0 million line of credit with Pacific City Bank, please disclose the interest rate and maturity. See Instruction 4 to Item 504 of Regulation S-K.

Response:

We note the Staff’s comment. The Company no longer intends to use proceeds of the offering to pay off the $8.0 million line of credit with Pacific City Bank. We have accordingly revised the disclosure in Use of Proceeds on page 61 of the Registration Statement to reflect this change.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Non-GAAP Financial Measures

Restaurant-level Adjusted EBITDA and Restaurant-level Adjusted EBITDA Margin, page 81

4.

We note your presentation of Restaurant-Level Adjusted EBITDA and Restaurant-Level Adjusted EBITDA margin as non-GAAP performance measures. Please revise your reconciliation of these measures to begin with operating income, which is the most directly comparable GAAP measure.

Response:

We note the Staff’s comment, and in response thereto, have revised the reconciliation of Restaurant-Level Adjusted EBITDA and Restaurant-Level Adjusted EBITDA margin on pages iii, 73, 81, and 84 of the Registration Statement as requested by the Staff.

Liquidity and Capital Resources, page 85

5.

We note that you deleted your disclosure regarding potential payments you will be required to make under the Tax Receivable Agreement. Please restore this disclosure or tell us why you believe such disclosure is not material to investors.

Response:

We note the Staff’s comment, and in response thereto, have restored this disclosure on pages 85 and 86 of the Registration Statement.

*    *     *

We appreciate the opportunity to respond to your comments. If you have further comments or questions, we stand ready to respond as quickly as possible. If you wish to contact us directly you can reach me at (714) 476-9178 or Peter Wardle of Gibson, Dunn & Crutcher LLP at (213) 229-7242.

Sincerely,

/s/ Thomas V. Croal

Thomas V. Croal Chief Financial Officer

Cc:	Michael Flynn, Esq.

Peter Wardle, Esq.

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